June 12, 2006

Ms. Janice McGuirk

Division of Corporate Finance

Office of Small Business Review

Securities and Exchange Commission

Washington, DC  20549

Mail Stop 3561

RE:

SuperDirectories, Inc.

File No. 0-51533

Dear Ms. McGuirk:

We have filed Amendment No. 2 to Form 10-SB. Following are our responses to the various comments in your letter of March 30, 2006.

Comment No.	Response

1.	My letter of November 7, 2005 was filed via EDGAR on November 16, 2005 at 11:17 a.m. (0001228076-05-000054).

2.	We have added more detailed language with respect to the requirements of Regulation S and the rescission offer to non-United States purchasers. Part II, Item 4.

3.	Mr. Wright’s relationship to the company is set forth in full in Part I, Item 7.

4.	A marked copy of Amendment No. 2 is filed herewith.

5.	Shareholders were provided with the password, “miami”, which can be used to view the information requested in your comment..

6.	Reference to PSLRA has been deleted.

7.	Specific response to the listed items of Item 101(b) of Regulation S-B have been included along with additional language on our business description. Part I, Item 1.

8.	October 1, 1999 is the correct date. November 15, 1999 was an amendment. The website has been corrected.

9.	Explanation has been entered. Part 1, Item 1.

10.	Language added. Part I, Item 1.

11.	Included in response to No. 7.

12.	Quoted language deleted.

13-24.	Appropriate language has been added regarding each comment. Part 1, Item 1 (also Part I, Item 7 for No. 19).

25.	The company feels there is no risk with respect to these purchases. Response to comment No. 2 above and added language on page 26 of the 10-SB.

26.	Language expanded, Part I, Item 2.

27.	Quoted language deleted.

28.	Revised language added. Part 1, Item 2.

29.	Revised language added. Part 1, Item 2.

30.	Updated.

31.	Explanation included. Part 1, Item 2.

32.

There are no off balance sheet arrangements ,and none are contemplated.  Instruction 1 to Item 303(b) of S-B provides no disclosure is required until there is a definitive agreement or when settlement of the transaction occurs.

33.	We have disclosed the annual rent in Part 1, Item 3 and added rent for six months ending March 31, 2006. We feel that is sufficient.

34.	There are no arrangements which may result in a change in control, and none are contemplated. We do not feel it is necessary to report a fact that is non-existent.

35.

Part 1, Item 5 discloses that Mr. Lalonde sold his other business interests in 1993.  His only interest in Aqua Nature USA  is that of shareholder.  As noted in several places in the 10-SB, he is a full time director, officer and employee.

36.

Mr. Benware is not a director, officer or employee of the company.  He is an independent accountant who performs the function of CFO and is compensated on the basis of services rendered.  He is not the auditor rendering the opinions that are a part of this filing.  We added language to Part II, Item 5.

37.

Mr. Wright’s relationship to the company is fully set forth in our response to comment 3 at Part 1, Item 7.  The company is not listed as a pending transaction on the Innovation website and has not completed and is not considering any transaction of the type mentioned in your comment..

38.	The items in Note 5 to the financial statements appear at appropriate places.

39.	Language added.

40.

Mr. Lalonde’s daughter, Josee Lalonde was paid $4,300.00 in 2004 to assist in basic structure design.  She is not a director, officer or employee of the company.  We feel no further disclosure is required.

41.	Reference deleted.

42.

Letter from former accountant is attached to this Form 10-SB as Exhibit 7.  The former accountant was not retained because they are not qualified under PCAOB requirements.  They did not issue an adverse opinion or disclaimer, and the decision not to retain was approved by the Board of Directors.  Item 304 disclosures at Part II, Item 3.

43.	Same response as No. 42.

44.	Firm disclosed in Part II, Item 3. Nature and purpose are included. No impairment was found.

45.	Same response as No. 42.

46.	Responded. No. 2 above.

47.

Part II, Item 4 beginning on page 15 already lists the date, number of shares, number of purchases and prices.  Except for 15 foreign corporations and trusts, all purchasers were individuals.  None were or are directors, officers, employees or 5% shareholders.  The price was set by Mr. Lalonde in his capacity as sole director and President. There were no underwriters, and no commissions were paid to anybody. Language has been added and is included in our response to comment 2.

48.

The original Form 10-SB showed 157,356,272 outstanding.  This reflected issues through July 22, 2005.  Amendment No. 1 showed 159,356,662 outstanding as of December 31, 2005.  The difference of 2,000,390 shares reflects shares issued after July 22nd and  in August, 2005 as shown on the table in Part II, Item 4.  An additional 4,968,600 shares were issued pursuant to the exercise of stock options on March 28, 2006, as shown in Amendment No. 1 to Form 10-QSB filed for period ending March 31, 2006 and discussed in Item II, Part 4 of Amendment No. 2.

49.	Financial statements and notes have been updated and restated.

50.	We have been advised that the problem lay in the formating when the page was filed via EDGAR. The left-hand column setting forth the items did not appear. This is corrected in the current filing.

51.	Language added to Note 1 – Website Development Costs.

52.	Language added to Note 1 – Long-Lived Assets. As noted in 44 above, determination was made in an appraisal by an independent firm.

53.	Language added to Part II, Item 4 and Note 3 – Shareholders’ Equity.

54.	Language added to Note 3 – Shareholders’ Equity.

55.	Item 4.02 8-K has been filed

56.	Signature page relocated.

57.	Wright Agreement is filed as Exhibit 10.1 as you point out in your comment No. 37.

58.	Form 10-QSB for period ending March 31, 2006 filed with revisions. Noted for future filings.

59.

The Exchange Act defines a Shell Company.  Shell company:  “The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has:

1.  No or nominal operations; and

2.  Either:

     i.  No or nominal assets;

    ii.  Assets Consisting solely of cash and cash equivalents; or

   iii.  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Note:  For purposes of this definition, the determination of a registrant’s assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant’s balance sheet prepared in accordance with generally accepted accounting principals on the date of that determination.”

Item 1.  SuperDirectories, Inc. has been engaged since 1999 in the development and financing of a very significant internet-based directory to be operated as a service business.  The definition of a shell company includes the terminology “no or nominal operations”.  This company has conducted and engaged in a development operation, a design and architecture operation, a market test and research operation and the building and construction of a searchable database infrastructure and significant content.

SuperDirectories has purchased and/or leased hardware, including 3 servers which are in 24-7 operation and which house the database consisting of 573,000 links, references and websites and 934,000 searchable categories.

During the years 2000-2005 inclusive, SuperDirectories has raised equity capital amounting to $3,636,789 which has been spent in the development of the service business described above.

The SuperDirectories website which presents its database and searchable directory structure and infrastructure to its market has been operative and functional (accessible on the internet) since August, 2000.

The most recent 12 months of the business development activity and the operation of this significant test site has been dedicated, among other items to content accumulation and speed of operation.  SuperDirectories management has determined that an operating plan with likelihood of success is one that introduces the service to market after it has achieved a critical mass (content) and competitive speed of operation (technology, servers, etc.)  Management is of the opinion that our service business is operative now and should be introduced to its commercial market within the next several months.

It is our opinion of SD’s management that this foregoing description does not portray a shell company with no or nominal operations.

Item 2.  SuperDirectories Balance Sheet as of March 31, 2006 is part of an interim report filed with the Amendment 2 to Form 10-SB has been prepared in accordance with GAAP on that date and reflects total assets of $573,566, of which $307,838 is cash and $241,143 is Website Development costs.  In the opinion of SuperDirectories’ management $241,143.  Website Development costs do not represent nominal or less than nominal assets.

It seems to us that 12b-2 requires both items be present in order to define a registration as a shell company.  SuperDirectories does not meet either definition.

60.	As noted in No. 59 above, the company’s assets are not “less than nominal” and there is no impact in the use of Forms S-8, 8-K and 20-F.

61.

The company meets the requirements for use of Form S-8.  The plan was a qualified employee benefit plan as defined in Regulation 405.  It was a written option plan and a compensation plan for a consultant who (1) is a natural person and (2) provided bona fide services to the company which were not in connection with the offer or sale of securities in a capital raising transaction and did not and does not promote or maintain a market for the company’s securities.  Indeed, the contract provided that Mr. Wright would not provide “any services which would render him ineligible to receive Common Stock of the company registered on Form S-8”.  Mr. Wright has taken no steps regarding an application for quotation on the OTC Bulletin Board or elsewhere.  He has made no public offering of his shares or any others.  The company is subject to the reporting requirements of Section 13 of the Exchange Act, is current and, as discussed in No. 59, is not a shell company.

Respectfully submitted,

Griffith, McCague & Wallace, P.C.

/s/ Charles B. Jarrett, Jr.

Charles B. Jarrett, Jr.